[Letterhead of Wachtell, Lipton, Rosen & Katz]

Mr. Larry Spirgel, Assistant Director

Mr. Ajay Koduri, Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CCH I, LLC Form S-4
Filed December 9, 2014 and amended January 12, 2015, January 26, 2015, and February 6, 2016
File No. 333-200809

Dear Messrs. Spirgel and Koduri:

We are writing on behalf of our client, CCH I, LLC, a Delaware limited liability company (the “Company”), with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement relates to Charter’s participation in a divestiture for the proposed Comcast/TimeWarnerCable transaction which is expected to complete in the first half of 2015.

As you know, we are very eager to finalize and mail the Registration Statement and move forward towards completing the transaction contemplated thereby. We are very grateful to both of you and to the other members of the Staff reviewing the Registration Statement for their efforts in advancing the review of the Registration Statement and your consideration of our responses to your comments. We have now had three rounds of comments and responses.

We respectfully note, however, that the stale date under Regulation S-X for the financial statements currently included in the Registration Statement will occur on February 17, 2015, less than one week from today. Because of the carveout nature of the financial statements and the audit requirements if the Company is required to include year-end financial statements, and because of the required cooperation of Comcast and TimeWarnerCable in compiling requisite information, we believe that if the Registration Statement is not effective by that date, the Company will suffer a material delay in the completion of the Registration Statement, which will potentially then interfere with seeking shareholder approval on the timetable required by the agreement with Comcast.

We are hopeful that any remaining matters can be resolved rapidly in order to permit us to finalize and accelerate the effectiveness of the Registration Statement by February 17, and would greatly appreciate anything you can do to facilitate such resolution.

We, the Company, and the Company’s outside auditors are available at your convenience if there are any questions you may have or discussions that would expedite your review process. Please feel free to contact us at (212) 403-1000 or by email in this regard.

Best regards,

Steven A. Cohen                       DongJu Song

cc:

Richard A. Dykhouse, Executive Vice President, General Counsel and Corporate Secretary,

        CCH I, LLC

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